Due to an administrative oversight, each of the following persons, each of whom is a Trustee of the fund or an officer of the funds investment adviser failed to make a timely filing on Form 4 as required by Section 16(a) of the Securities Exchange Act of 1934 and Section 30(h) of the Investment Company Act of 1940 to report an involuntary transaction in January 2005 in which their shares of the fund were exchanged for shares of Putnam High Income Bond Fund (the Acquiring Fund) in connection with the merger of the fund into the Acquiring Fund.

Jameson A. Baxter
Charles B. Curtis
Myra R. Drucker
Charles E. Haldeman, Jr.
John A. Hill
Ronald J. Jackson
Paul L. Joskow
Elizabeth T. Kennan
Hugh H. Mullin
John H. Mullin, III
Robert E. Patterson
W. Thomas Stephens
George Putnam, III
Richard B. Worley

In addition, during the funds last fiscal year W. Nicholas
Thorndike, a former Trustee, filed a late report on Form 4 disclosing a transaction involving a sale of fund shares.